October 1, 2019
Via E-mail
Roland Sackers
Chief Financial Officer
Qiagen N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands

       Re:    Qiagen N.V.
              Form 20-F for the Fiscal Year Ended December 31, 2018 Filed March 6, 2019
              File No. 1-38332

Dear Mr. Sackers:

        We refer you to our comment letter dated September 16, 2019, regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Daniel Follansbee, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky & Popeo P.C.